

Suite 1201-1111 W. Hastings Street
Vancouver, B.C., Canada, V6C 2G8
Tel: (604) 331-1757 Fax: (604) 669-5193

(TSX-V) – DRK
(OTCBB) – DRKOF
Form 20F File No. 0-30072

April 22, 2004

Derek Oil & Gas / Ivanhoe Energy Commence Steaming at LAK Ranch

(Vancouver, B.C., April 22, 2004) ***Derek Oil & Gas Corporation*** (the "Company") reports that steaming operations have commenced at the LAK Ranch, Wyoming enhanced oil recovery project on April 21, 2004. The Company is very pleased to see the project operational. The Company will issue regular updates on progress and oil production.

ON BEHALF OF THE BOARD

"Barry C.J. Ehrl"
President

For further information please contact Investor Relations 1-888-756-0066 or (604)-331-1757
Website: http://www.derekoilandgas.com/
Corporate E-Mail: info@derekoilandgas.com
Investor Relations E-Mail: invest@derekoilandgas.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This document includes forward- looking statements. Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas's LAK Ranch project. When Used in this document, the words "potential", "plan","could","estimate","estimate","expect", "intend", "may", "should", and similar expressions are intended to be among the statements that identify forward-looking statements. Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and

uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek's LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1201, 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E2J3. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.